LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com


RECEIVED
JAN 16 2002
167

Please reply to Fax No: 020 7880 5111
Our ref:
Your ref:


02002642

15 January 2002



BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



A Member of The MUI Group

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com


RECEIVED
JAN 16 2002
167

Please reply to Fax No: 020 7880 5111
Our ref:
Your ref:

15 January 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



BONHAM INDUSTRIES LIMITED

Correspondence address:
189, Jalan Ampang
50450 Kuala Lumpur
Malaysia
Tel: (603) 245 1366
Fax: (603) 245 1397
Tel: 03-2145 1366
Fax: 03-2145 1397


SEC MAIL
RECEIVED
JAN 16 2002
167

14 JAN 2002

To : David. W. Masters, Non-Executive Deputy Chairman
(or in his absence, Ng Kwan Cheong, Chief Executive)
Laura Ashley Holdings, Plc.

From : Tan Sri Dr Khoo Kay Peng, Non-Executive Chairman

Notification of Intention to Deal in the Securities of
The Company pursuant to Rule 6 of The Model Code,
<u>The Stock Exchange Listing Rules</u>

Pursuant to Rule 6 of The Model Code, I hereby give notice and seek clearance to deal in the Securities of the Company by Bonham Industries Limited ("Bonham") from 14 January 2002 to 13 February 2002, both dates inclusive. I am deemed to have an interest in the securities held by Bonham.

Nature of proposed dealing : Buy



TAN SRI DR. KHOO KAY PENG

Acknowledgement and Clearance by:



DAVID W. MASTERS
(Non-Executive Deputy Chairman) or
NG KWAN CHEONG
(Chief Executive)

Date: 14/1/02

Tan Sri Dr Khoo Kay Peng

14th Floor, MUI Plaza,
Jalan P. Ramlee,
50250 Kuala Lumpur,
Malaysia.
Telephone: ~~2451366~~
~~Fax: 2488691~~
Tel: 03-2145 1366
Fax: 03-2145 1397

15 January 2002

The Company Secretary
Laura Ashley Holdings Plc
27 Bagleys Lane
Fulham
London SW6 2QA

Copy by facsimile / Original by courier

Dear Sir,

LAURA ASHLEY HOLDINGS PLC. (the "COMPANY")

Pursuant to the provisions of the Companies Act, 1985 I hereby give notice that I am deemed interested in an additional 1,000,000 ordinary shares of par value £0.05 each in the capital of the Company. The shares were acquired by Bonham Industries Limited on 14th January 2002 at a price of £0.2275 each.

Further to the above notice I am now deemed interested in a total of 55,406,867 ordinary shares of par value £0.05 each in the capital of the Company.

Kindly acknowledge receipt by signing and returning to me the enclosed duplicate copy of this letter.

Yours faithfully,



I acknowledge safe receipt
A C Yanks
15/1/2002